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UNOFFICIAL TRANSLATION
AMENDMENT ARTICLES OF ASSOCIATION
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

On the fourth day of July two thousand and five appears before me, François Diederik Rosendaal, notaris (civil-law notary) practising in Amsterdam:

Bart Sicco Veldkamp, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Haarlem on the twenty-sixth day of December nineteen hundred and fifty-eight.

The person appearing declares that (i) on the twenty-eighth day of June two thousand and five the general meeting of shareholders of N.V. Koninklijke Nederlandsche Petroleum Maatschappij, a limited liability company, with corporate seat in The Hague and address at: 2596 HR The Hague, Carel van Bylandtlaan 30, hereinafter to be referred to as: the company, with the prior consent of the meeting of holders of priority shares resolved to amend the articles of association of the company and that (ii) the board of management of the company by using section 2:124 subsection 2 second sentence of the Civil Code has resolved to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company’s articles of association such that these shall read in full as follows

ARTICLES OF ASSOCIATION:

Name, duration and domicile

Article 1

1.1.	The name of the company is: N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ.

1.2.	The Company was founded on 16th June, 1890, and shall continue for an indefinite time.

1.3.	It is established in The Hague.

Object

Article 2

2.1.	The object of the Company is the foundation of, participation in and management and financing of limited liability and other companies or undertakings which are engaged in one or more branches of the oil, natural gas or chemical industry, in mining, power generation and distribution, renewables or in one or more other branches of business.

2.2.	It is further entitled in general to do all that is useful or necessary for the attainment of its object or that is connected therewith in the widest sense.

Capital

Article 3

3.1.	The authorised capital of the Company is fixed at one billion seven hundred ninety-two million euro (EUR 1,792,000,000), and is divided into three billion two hundred million (3,200,000,000) shares with a par value of fifty-six eurocent (EUR 0.56) each.

3.2.	With due observance of the statutory provisions the Company may for its own account for a consideration acquire fully paid shares in its capital. For such an acquisition the authorisation of the general meeting of shareholders shall be required by the Board of Management, except if and in so far as shares are acquired in order to be assigned to employees of the Company or employees of a legal entity with which it is associated in a group, by virtue of an arrangement applicable to the employees.

Issue of shares

Article 4

4.1.	The general meeting of shareholders may designate the Board of Management for a period in each case of not longer than five years as the competent body to take decisions, other than by virtue of the provisions of the fifth paragraph of this Article and the fourth paragraph of Article 29, for the issue of shares not yet issued up to a number to be fixed in connection with the designation.

The Board of Management shall be entitled to perform legal acts:

a.	connected with the issue of shares whereby special obligations are imposed on the Company,

b.	concerning the acquisition of shares on a basis other than that on which participation in the Company is opened to the public, and

c.	regarding capital contribution for shares other than in cash.

Decisions for the issue of shares not yet issued as referred to in this paragraph by a body other than the Board of Management may only be taken in conformity with a proposal made to that effect by the Board of Management.

4.2.	If shares are issued as referred to in the preceding paragraph of this Article, the existing shareholders shall have a pre-emptive right in proportion to their shareholdings, unless the payment is to be other than in cash or the shares are issued to employees of the Company or employees of a legal entity with which it is associated in a group. The provisions of Article 30 shall correspondingly apply with regard to this pre-emptive right.

4.3.	The Board of Management may resolve to suspend the pre-emptive right described in the second paragraph of this Article if it has been designated by the general meeting of shareholders, with due observance of the statutory provisions, as competent to do so. Such designation can only take place for a period in each case of not longer than five years.

4.4.	If shares are issued at a price in excess of par value, the amount received by the Company on such shares above their par value shall be reserved and shall not be considered as part of the profit whose allocation is provided for by Article 29.

4.5.	On the recommendation of the Board of Management, the general meeting of shareholders may resolve to issue shares in the Company, in such amount and on such terms as recommended by the Board of Management, against the reserve referred to in the preceding paragraph of this Article. These shares shall be made available to shareholders in proportion to their shareholdings. The provisions of the fifth and sixth paragraphs of Article 29, Article 30 and Article 31, paragraph 2, shall be correspondingly applicable in this respect, this being without prejudice to the provisions of the seventh and eighth paragraphs of Article 29, which shall also be correspondingly applicable in this respect.

4.6.	The provisions of the first three paragraphs of this Article shall correspondingly apply to the granting of rights to take up shares.

Shares and share certificates

Article 5

5.1.	The term “share certificate” in these Articles of Association shall be understood to include a certificate issued for more than one share.

5.2.	The term “person” in these Articles of Association shall be understood to include a legal entity.

Article 6

6.1.	The shares shall be made out to bearer or be registered.

6.2.	Except as provided in Article 7 and in Article 29, paragraph 6, share certificates shall be issued for the shares in accordance with the provisions of the following three paragraphs of this Article.

6.3.	Share certificates to bearer shall be provided with a dividend sheet not composed of separate dividend coupons. These dividend sheets shall only be issued to depositaries. The term “depositaries” in these Articles of Association shall be understood to mean persons and entities designated by the Company as such who have undertaken to have records kept by an institution to be designated by the Company with respect to the dividend sheets which are in their custody as referred to in the first sentence of this paragraph, and who have also undertaken to surrender such a dividend sheet only to each other or to the Company at a place to be appointed by the latter. The term “dividend sheet” shall be understood further in these Articles of Association to mean a dividend sheet as referred to in the first sentence of this paragraph.

6.4.	Share certificates for registered shares shall not be provided with dividend coupons.

6.5.	A share certificate may be issued for one share or for such numbers of shares together as shall be fixed by the Board of Management. Different numbers of shares may be fixed for share certificates to bearer and share certificates for registered shares.

6.6.	The share certificates shall be provided with a number or with a letter or letters, together with a number, and such other distinctive marks, to be determined by the Board of Management, that they can at all times be distinguished from each other.

6.7.	One or more share certificates to bearer, as well as one or more share certificates for registered shares, may, with due observance of what has been provided in or by virtue of these Articles of Association, upon application by the shareholder, be exchanged by or on behalf of the Company for one or more other share certificates, for the same aggregate number of shares.

6.8.	The exchange of share certificates shall not be effected until after the share certificates to be so exchanged have been surrendered to the Company at a place to be appointed by the Board of Management, together with the appurtenant documents, if any.

6.9.	The share certificates shall be signed by an Executive Director or by an attorney-in-fact, specially designated for the purpose, in each of these cases together with another Executive Director or another attorney-in-fact, specially designated for the purpose. Such attorneys shall be designated by the Board of Management. The share certificates for registered shares shall, in addition, be signed by one or more persons or companies, to be designated by the Board of Management.

6.10.	The Board of Management may provide that any signature to be placed on a share certificate may be effected in facsimile.

6.11.	To the person who shows to the satisfaction of the Board of Management that the share certificate of a share belonging to him or any appurtenant document has been lost, stolen or destroyed, or has become unserviceable for business use, although still unmistakably identifiable, there may be issued a new share certificate, together with the appurtenant new documents, if any. Such issue shall be made upon written application and on terms laid down by the Board of Management and shall not take place until after the share certificate and the appurtenant documents, if any, which the shareholder may still have in his possession have been surrendered to the Company for cancellation by it.

6.12.	If it has been shown to the satisfaction of the Board of Management that the dividend sheet of a share certificate to bearer has been lost, stolen or destroyed and that consequently this dividend sheet was not in the custody of a depositary at a time as referred to in Article 30, paragraph 2, then to the person to whom a new share certificate is issued for that share in accordance with the provisions of the eleventh paragraph of this Article there may also be distributed whatever would otherwise have been obtained on that share. Such distribution shall be made upon written application and on terms to be laid down by the Board of Management.

6.13.	A share certificate, as well as any document pertaining to a share certificate, which has been shown to the satisfaction of the Board of Management to have been lost, stolen or destroyed, shall become invalid by the issue of a new share certificate with the appurtenant documents, if any. The aforementioned replacement and the aforementioned effect may be made known at the expense of the applicant in such a manner as the Board of Management may deem advisable.

6.14.	An application as referred to in the 7th, 11th, or 12th paragraph of this Article may be rejected by the Board of Management.

Article 7

7.1.	After the certificate which may have been issued therefor has been surrendered to the Company at a place to be appointed by the Board of Management, together with the appurtenant documents, if any, a share may be entered in the shareholder’s name in the register of shareholders. Share certificates for registered shares other than share certificates for registered shares in respect of shares in which, with the concurrence of the Company, trading is allowed on any stock exchange in the United States of America, shall not be issued.

7.2.	Except as provided in Article 29, paragraph 6, the entry referred to in the first paragraph of this Article shall only be made after a written application by the shareholder to that effect has been granted.

7.3.	A declaration shall be supplied to the shareholder at his request in respect of what the register states concerning the share or shares which are recorded therein in his name in accordance with the provisions of the first paragraph of this Article. The provisions of the first two sentences of Article 6, paragraph 9, shall correspondingly apply to this declaration.

7.4.	Upon written application by the person who is entered in the register in accordance with the provisions of the first paragraph of this Article, a share certificate to bearer shall be issued, the entry being cancelled at the same time.

Article 8

If any right to or deriving from a share devolves on several persons jointly, or if more than one person is competent to exercise such a right, the Company shall be entitled to admit to the exercise of that right only the person designated for the purpose jointly by all those persons, such designation being on a form to be supplied for that purpose by the Company free of charge.

Register of shareholders

Article 9

9.1.	A register of shareholders shall be kept by or on behalf of the Company. The register may consist of several parts, which may be kept in different places. Each of these parts may be kept in more than one counterpart original and in more than one place. The register shall be regularly brought up to date.

9.2.	All the registered shares shall be entered in the register. The entry shall comprise the name, address and aggregate number of the shares entered in his name with regard to each shareholder registered therein. The names and addresses of those who have a right of usufruct or a pledge in respect of registered shares, notice of which has been served on the Company or which has been recognised by it, shall also be included in the register, stating whether they have voting rights. Furthermore, such other particulars as the Board of Management may prescribe shall be included in the register.

9.3.	If a share certificate has been issued in respect of a registered share, the entry shall also include the number or the letter or letters and the number of this share certificate as referred to in the sixth paragraph of Article 6.

9.4.	The entries in the register of shareholders, together with any changes in and cancellations of such entries, shall be certified in the manner to be prescribed by the Board of Management.

Costs

Article 10

The Company shall be entitled, with respect to the following acts, to charge the person(s) at whose request they are performed sums to be fixed by the Board of Management, at a maximum of cost price; that is to say: for exchanging share certificates, entering shares in the register, transfers on the register, the registration and cancellation of the encumbrance of shares, and for issuing new share certificates, irrespective of the reason for the last-mentioned issuance.

Assignment and transfer of record of registered shares

Article 11

11.1.	The transfer of record of a registered share — irrespective of whether or not a share certificate pertaining thereto has been issued — shall be effected, subject to the provisions of the second, third and fourth paragraphs of this Article, either by serving on the Company a deed of assignment or by the written recognition by the Company of the assignment on the basis of submission to the Company of a deed of assignment.

11.2.	For the transfer of record of a registered share in respect of which no share certificate has been issued, a deed of assignment drawn up in accordance with a form to be supplied for that purpose by the Company free of charge, signed by or on behalf of the shareholder and the assignee, shall be required.

For the transfer of record of a registered share in respect of which a share certificate has been issued, a deed of assignment drawn up in accordance with the form appearing on the back of the share certificate, signed by or on behalf of the shareholder, shall be required.

The contents of the forms referred to in this paragraph shall not make the transferability of the share impossible or difficult.

11.3.	If a share certificate has been issued for the share to be transferred of record, the transfer of record by serving the deed of assignment may only take place if in that connection the share certificate is also surrendered to the Company. In that case a relevant annotation shall be made on that certificate by the Company in witness of the transfer of record or that certificate shall be replaced by a new share certificate, made out in the name of the assignee.

11.4.	If a share certificate has been issued for the share to be transferred of record, the recognition of the assignment may only take place either by a relevant annotation on that certificate or by replacement of the certificate by a new share certificate, made out in the name of the assignee.

11.5.	If a share certificate has been issued for more shares than the number of shares to be transferred of record, in connection with the replacement as referred to in the third and fourth paragraphs of this Article new share certificates shall be issued for the same aggregate number of shares as mentioned on the share certificate surrendered, in such a way that one or more than one share certificate for a number of shares corresponding to the number of shares to be transferred of record can be made out in the name of the assignee.

Article 12

The provisions of the preceding Article shall correspondingly apply to the allocation of a registered share in the event of division of any community of property, to the transfer of record of such a share as a result of a foreclosure, and to the encumbrance of a registered share.

Management

Article 13

13.1.	The Company shall be managed by a Board of Management consisting of a number of Directors it shall determine, which number shall be at least three Directors.

13.2.	The Board of Management includes Non-Executive Directors as well as Executive Directors. The Board of Management shall determine the number of Directors as referred to in paragraph 1 in such a way and shall appoint Executive Directors as referred to in paragraph 3 in such a way that the Non-Executive Directors shall form the majority of the Board of Management.

If the number of Directors is less than three or if the Non-Executive Directors do not form the majority of the Board of Management the authorisations of the Board of Management shall remain intact and article 20 regarding absence and prevention shall apply correspondingly.

13.3.	The Board of Management shall appoint one or more of its members as Executive Directors and shall appoint one of them as Chief Executive, hereinafter referred to as the CE, who shall be subject to and governed by article 14, paragraph 4.

13.4.	The Board of Management shall appoint one of its members, if possible one of the Non-Executive Directors, as its Chairman for as long as the Board of Management shall determine. The Chairman shall determine the agenda of the meetings of the Board of Management and supervise the performance of the Board of Management and of the Committees (with the exception of the Executive Committee) and shall maintain, on behalf of the Board of Management communications in the first instance with the CE and the Non-Executive Directors, supported in this by the Secretary referred to in article 17, paragraph 1.

13.5.	The Board of Management shall appoint one of its members to act as Vice-Chairman of the Board of Management for as long as the Board of Management shall determine. The Vice-Chairman of the Board of Management shall be authorised to conduct those tasks and take those responsibilities which these Articles of Association delegate to the Chairman when the Chairman of the Board of Management is absent as the Board of Management shall impose on the Vice-Chairman.

13.6.	Should the Chairman of the Board of Management be absent, the meetings of the Board of Management shall be chaired temporarily by the Vice-Chairman or should the Vice-Chairman be absent, by a member of the Board of Management appointed by the meeting, or by another person present.

13.7.	The Board of Management shall determine, in accordance with these Articles of Association, one or more sets of rules and regulations containing rules concerning its activities, its decision-making, its composition, the tasks it has and the working methods to be used by its members and those used by the committees instituted by the Board of Management, as well as for other aspects of the activities conducted by the Board of Management, the Executive Committee, the Chairman, the Vice-Chairman, the CE, the Secretary and for the committees instituted by the Board of Management.

Article 14

14.1.	The Board of Management shall manage the Company within the bounds set by the law and shall be granted all authorisations by these Articles of Association which are not granted to others.

14.2.	The Executive Committee shall consist of all Executive Directors and, if the Board of Management so determines, one or more other persons appointed by the Board of Management.

14.3.	The day to day management of the Company shall be conducted by the Executive Committee. The Board of Management shall determine the tasks and duties of the CE and of the other members of the Executive Committee.

14.4.	The Board of Management may suspend the CE at any and all times and hence prevent him from acting as the CE and may also dismiss the CE, without prejudice to the authority retained by the general meeting of shareholders to suspend or dismiss the CE as a member of the Board of Management.

14.5.	The Non-Executive Directors shall supervise the policy pursued by the CE and the Executive Committee and also supervise the general course of business and shall furthermore also fulfil those tasks which these Articles of Association impose on them or which are required of them pursuant to these Articles of Association.

14.6.	The Board of Management may institute committees it sees fit to alongside the Executive Committee, which shall consist of one or more of its members or consist of other persons. The majority of the members of a committee shall consist of members of the Board of Management.

The Board of Management shall appoint the members of these other committees and shall determine the tasks of each committee. A committee may solely reach valid decisions at a meeting at which the majority of the members present consists of members of the Board of Management.

14.7.	The CE and the Chairman shall provide the Non-Executive Directors with all the information required by them for the performance of their tasks and shall do so in a timely manner.

14.8.	The emoluments of the Executive Directors shall be determined by the Board of Management and shall cohere with the general policy on emoluments determined by the general meeting of shareholders.

14.9.	Each Non-Executive Director shall be granted an emolument as shall be periodically determined by the Board of Management bearing in mind the fact that the total amount of all emoluments thus paid to Non-Executive Directors annually may not exceed the annual amount which has been set by the general meeting of shareholders. Travel expenses incurred by a Non-Executive Director and other expenses connected with attending meetings of bodies of the Company, or incurred in conducting his tasks and duties, shall be reimbursed.

14.10.	The Board of Management shall lodge the following documents with the general meeting of shareholders for its ratification or approval:

a.	the general policy to be pursued in the field of emoluments granted to Executive Directors as referred to in paragraph 8;

b.	the total annual amount as referred to in paragraph 9;

c.	a proposal in connection with rules and regulations pertaining to emoluments granted to Executive Directors in the form of shares or rights to take shares.

14.11.	The Company shall not provide members of the Board of Management with any personal loans neither shall it furnish any guarantees to them.

Non-Executive Directors are not granted any shares and/or rights to take shares as a part of their emoluments.

Article 15

15.1.	The Board of Management and hence all of the members of the Board of Management collectively, shall represent the Company

15.2.	The Company shall furthermore also be represented by two Executive Directors acting together or one Executive Director acting together with the Secretary.

15.3.	Should a Director have concluded an agreement with the Company as a private individual or conduct legal proceedings against the Company as a private individual, the Company may be represented in such a situation as set forth in paragraphs 1 and 2 by the Board of Management, respectively the Executive Directors who have not concluded an agreement with the Company as private individuals or who are not conducting legal proceedings as referred to in the preamble hereunto, unless the general meeting of shareholders shall appoint a person to represent the Company in such a situation.

Article 16

16.1.	Meetings of the of the Board of Management may be convened at any and all times by a member of the Board of Management, or at the behest of the Secretary.

16.2.	The Secretary shall be authorised to attend meetings of the Board of Management. The Board of Management shall also be authorised to admit others to its meetings.

16.3.	The Board of Management shall reach its decisions by means of an absolute majority of votes cast. Should votes tie, the Chairman shall have a deciding vote.

Article 17

17.1.	The Board of Management shall appoint a Secretary who shall not be a member on the strength of a proposal made by the Chairman and the CE.

17.2.	The Secretary shall be authorised by the terms of these Articles of Association and upon or subsequent to his being appointed, in compliance with these Articles of Association, and, in accordance with that determined by the Board of Management.

17.3.	The Secretary may be dismissed at any and all times by the Board of Management from his position as Secretary.

Article 18

Without prejudice to that determined elsewhere in these Articles of Association, the approval of the general meeting of shareholders shall be required for decisions reached by the Board of Management concerning an important change made to the identity or the character of the Company or the enterprises affiliated therewith, including, in any case:

a.	the transfer of the enterprise of the Company or of almost the entire enterprise of the Company to a third party;

b.	entering into or breaking a long-term collaboration which the Company has conducted or that of a subsidiary with another legal entity or company or as a fully liable partner of a partnership, if that collaboration or breaking therewith shall be of drastic significance for the Company;

c.	taking or divesting oneself of a participation in the capital of a company with a value of at least one third of the amount of the assets, according to the balance sheet, with background notes, or, if the Company draws up a consolidated balance sheet, according to the consolidated balance sheet with background notes, according to the most recently ratified annual accounts of the Company, by it, or by a subsidiary.

Article 19

19.1.	A member of the Board of Management shall be appointed for a term of office which shall not exceed four years, bearing in mind the fact that unless a member of the Board of Management resigns early, his term of office shall terminate upon the close of the general meeting of shareholders held subsequent thereunto in the fourth year after the year in which he shall have been appointed. A member of the Board of Management may be re-appointed in compliance with the previous sentence. The Board of Management may determine a roster of terms of office.

19.2.	The members of the Board of Management shall be appointed by the general meeting of shareholders. If a member of the Board of Management is to be appointed, the Board of Management shall draw up a binding proposal in such a manner that for each appointment to be made a choice may be made from among at least two persons. The general meeting of shareholders may however suspend the binding nature of any such a proposal by means of adopting a resolution reached by a majority of at least two third of the votes cast, if the majority represents more than half of the issued capital. The proposal shall be included in the convocation of the general meeting of shareholders at which the appointment to be made is to be dealt with. Should no proposal be made or should a proposal not have been made in a timely manner, mention shall be made of this in the convocation of the meeting. If no proposal is made or should a proposal not have been made in a timely manner, the general meeting of shareholders shall be at liberty to make the appointment in question.

19.3.	The general meeting of shareholders may suspend and dismiss each and every member of the Board of Management. A decision as referred to in the previous sentence shall required being motivated. The general meeting of shareholders may decide to suspend or dismiss a member of the Board of Management, unless this is done on the strength of a proposal made to this end by the Board of Management, only by means of a majority of at least two third of the votes cast, should the majority represent more than half of the issued capital. In connection with subjects as referred to in this paragraph and paragraph 2, no use may be made of section 2:120 subsection 3 of the Civil Code of the Netherlands to convene a second general meeting of shareholders.

Article 20

Should one or more members of the Board of Management be absent or prevented from attending to business, the authorisations of the Board of Management shall notwithstanding this fact remain intact.

Should all the members of the Board of Management be absent or prevented from attending to business except one, that remaining member of the Board of Management shall take all the necessary measures as soon as possible in order to form a Board of Management.

Should all the members of the Board of Management be absent or prevented from attending to business, the Secretary shall take all the necessary measures to form a Board of Management as quickly as possible. The Secretary shall have all the requisite authorisations of (a member of) the Board of Management, such as the authorisation to hold a general meeting of shareholders.

Article 21

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Board of Management:

a.	the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

b.	any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c.	the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board of Management, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The Company may take out liability insurance for the benefit of the persons concerned. The Board of Management may by agreement or otherwise give further implementation to the above.

General meeting of shareholders

Article 22

22.1.	The shareholders shall be convoked to a general meeting of shareholders by the Board of Management.

22.2.	The general meetings of shareholders shall be held in The Hague, Amsterdam or Rotterdam, at the place as stated in the notice of convocation.

22.3.	The convocation shall be made by means of an advertisement in at least one daily newspaper published in the Netherlands to be selected by the Board of Management, without prejudice to any additional legal or regulatory publication requirements. The period of notice shall be at least three weeks, not counting the day of the convocation and the day of the meeting. In urgent cases, at the discretion of the Board of Management, this period may be reduced to fifteen days.

22.4.	For the purposes of the first paragraph of this Article, Article 23, paragraph 3, Article 24, paragraph 1, and Article 26, paragraph 1 under a. and paragraphs 2 to 6, holders of depositary receipts for shares which have been issued with the concurrence of the Company and also, but only if they have voting rights, usufructuaries and pledgees shall be equated with shareholders.

Article 23

23.1.	At least one general meeting of shareholders shall be held annually.

23.2.	Without prejudice to the provision of the first paragraph of this Article, a general meeting of shareholders shall be held as often as the Board of Management deems it desirable.

23.3.	A general meeting of shareholders may be held when one or more holders of shares representing in the aggregate at least one-tenth of the issued capital have addressed a written request to the Board of Management that a general meeting of shareholders be convened, specifying the subjects to be dealt with.

If the Board of Management does not act upon this request in such a manner as to enable the general meeting of shareholders to be held within six weeks after its submission, the person or persons making the request may be empowered by the (temporary) relief judge (voorzieningenrechter) of the District Court within whose jurisdiction the Company is established to convene the meeting himself or themselves.

Article 24

24.1.	Without prejudice to the provisions of the third paragraph of Article 23, the Board of Management shall determine the items to be included in the agenda for the meeting. One or more shareholders representing in the aggregate at least one-hundredth of the issued capital or the market value in shares as set in respect thereto by the law, can submit proposals for items for the agenda, provided these are submitted in writing to the Company at its office not later than sixty days before the date of the meeting, specify the items to be dealt with, and are accompanied by evidence showing that those submitting the proposal in the aggregate represent at least one-hundredth of the issued capital or the market value in shares as set in respect thereto by the law. Such items proposed by shareholders will be added to the agenda, unless in the opinion of the Board of Management such a proposal contravenes serious interests of the Company or of an undertaking in which the Company, directly or indirectly, holds an interest, or the proposed resolution on such an item is not one on which the general meeting of shareholders may legitimately decide.

24.2.	The agenda for the meeting shall be specified in the notice of convocation. No other business may be transacted at the meeting.

24.3.	The Board of Management shall provide the general meeting of shareholders with all the information it requires unless a weighty interest on the part of the Company shall mitigate against this being done. Should the Board of Management invoke a weighty interest being at stake, it shall give the reasons for having done so.

Article 25

25.1.	The meetings shall be presided over by the chairman of the Board of Management or another person to be designated for that purpose by the Board of Management. Unless a notarial record is drawn up of the proceedings, minutes shall be kept thereof which shall be signed by the chairman of the meeting and by another person present at the meeting and designated for that purpose by the Board of Management.

25.2.	A certificate, signed by the Chairman of the meeting and the person referred to in paragraph 1, which shall constitute a confirmation of the fact that the general meeting of shareholders has adopted a certain resolution, shall be deemed to be evidence of any such resolution having been adopted for third parties.

25.3.	Unless a notarial record is drawn up of the proceedings of the meeting, the report of the general meeting of shareholders shall be made available no later than three months after the close of the meeting of shareholders to those who request it, after which shareholders shall be afforded an opportunity during the subsequent three months to respond to the report. The report shall thereafter be ratified in the manner as described in paragraph 1.

Article 26

26.1.	With due observance of the provisions of the following paragraphs of this Article every shareholder may in person or by a proxy authorised by a written power of attorney:

a.	attend and address the general meeting, and

b.	exercise voting rights, except if the law prevents him from doing so or they devolve on a usufructuary or a pledgee, in which case the voting rights may be exercised by the usufructuary or pledgee, respectively, with due observance of the provisions of the following paragraphs of this Article.

26.2.	The Board of Management may in convoking a general meeting of shareholders determine that those entitled to exercise the rights referred to in the first paragraph of this Article in respect of a share shall be those — irrespective of who is a shareholder at the time of the general meeting of shareholders — who:

a.	are shareholders at a time to be determined by the Board of Management and are registered as such in either the register of shareholders or in a register, designated by the Board of Management, of holders of shares for which share certificates made out to bearer are in circulation; and

b.	have made known to the Company in writing, in a manner determined by the Board of Management and not later than at the time and the place specified with respect thereto in the notice of convocation, their desire to exercise these rights.

In order to be able to have these rights exercised by proxy in respect of a share the holder of the rights must furthermore deposit a written power of attorney not later than at the time and at the place specified with respect thereto in the notice of convocation.

26.3.	If the second paragraph of this Article is applied, the notice of convocation of the general meeting of shareholders shall state the manner in which holders of shares for which share certificates made out to bearer are in circulation may register. The register, to be designated by the Board of Management, of holders of such shares may consist of several parts, which may be kept in different places by one or more institutions designated by the Board of Management.

26.4.	If the Board of Management does not make use of the authorisation referred to in the second paragraph of this Article, the following provisions shall apply:

a.	in order to be able to exercise the rights referred to in the first paragraph of this Article in respect of a share for which a share certificate made out to bearer is in circulation, the shareholder must deposit the share certificate against receipt not later than at the time and at the place specified with respect thereto in the notice of convocation; the share certificates must remain deposited at that place until after the end of the meeting;

b.	in order to be able to exercise the rights referred to in the first paragraph of this Article in respect of a registered share — irrespective of whether or not a share certificate pertaining thereto is in circulation — the shareholder must make known to the Company in writing his desire to do so not later than at the time and the place specified with respect thereto in the notice of convocation. He may only exercise the said rights at the meeting in respect of the registered shares which are recorded in his name both at that time and on the day of the meeting; and

c.	in order to be able to have these rights exercised by a proxy in respect of a share as referred to in this paragraph under a. and b., the shareholder must furthermore deposit a written power of attorney not later than at the time and at the place specified with respect thereto in the notice of convocation.

26.5.	The times referred to in the second and fourth paragraphs of this Article may not be set on a date earlier than the third day after that of the convocation or earlier than the seventh day before that of the meeting. Without prejudice to the provisions of the preceding sentence, different times can be designated for the shares referred to in this

Article, depending on the place and the manner in which they are held.

26.6.	For the purpose of the exercise of the rights referred to in this Article, the Company shall be authorised to consider as accurate the statements received in time by the Company from the institutions designated for that purpose in the notice of convocation of the general meeting of shareholders in respect of the registration, deposition or grant of power of attorney as referred to in paragraphs 2, 3 and 4 of this Article, as well as in respect of the numbers of shares to which the registration, deposition or grant of power of attorney relate.

26.7.	The chairman of the meeting shall decide with regard to the admission to the meeting of persons other than those who are legally entitled to attend.

Article 27

27.1.	The resolutions of the general meetings of shareholders shall, except in those cases where the law or these Articles of Association prescribe a larger majority, be passed by absolute majority of the votes cast. In the event of an equality of votes, the motion is rejected, except as provided in the following paragraph of this Article. Abstentions and invalid votes shall not be counted as votes cast.

27.2.	The appointment of persons shall be made by absolute majority of the votes cast. If, after two free polls, no absolute majority is obtained for the place to be filled, another poll shall be taken between the two persons who at the second free poll obtained the two highest numbers of votes, and the person for whom the most votes are then cast shall be elected; in the event of an equality of votes the election shall be decided by the drawing of lots. In the cases which are not provided for in this paragraph, but which concern an appointment, the chairman of the meeting shall decide on the procedure then to be followed.

27.3.	The chairman of the meeting shall decide on the manner of voting, including the possibility of voting by acclamation. In the event of a vote by acclamation or another manner of voting without a poll, dissenting votes shall be recorded upon request.

27.4.	For each share one vote may be cast.

27.5.	In all disputes with regard to voting the chairman of the meeting shall decide.

Annual accounts and allocation of profit

Article 28

28.1.	The books of the Company shall be closed on 31st December in each year.

28.2.	The Board of Management shall draw up annual accounts each year, consisting of a balance sheet, a profit and loss account and notes to these documents. The annual accounts shall be accompanied by the report of a certified public accountant appointed by the general meeting of shareholders and by a written annual report drawn up by the Board of Management. The documents mentioned in this paragraph shall be open to inspection, and copies thereof shall be made available, in accordance with the provisions of the law.

28.3.	The Board of Management shall fix the amounts which shall be appropriated to reserves.

28.4.	The general meeting of shareholders finalises the annual accounts and can resolve on the discharge of the members of the Board of Management of responsibility in respect of the performance of their duties for the relevant financial year.

Article 29

29.1.	The general meeting of shareholders may resolve that the profit pursuant to Article 28, paragraph 3, available for distribution shall in whole or in part not be distributed, but shall be carried forward to the following year.

29.2.	The balance of profit available for distribution then remaining shall be distributed to the shareholders. Shares acquired and held by the Company in its own capital are not included in the profit distribution calculation and no distributions are made thereon.

29.3.	With due observance of the statutory provisions the Board of Management may resolve to pay one or more interim dividends.

29.4.	On the recommendation of the Board of Management, the general meeting of shareholders may resolve to issue shares in the Company, by way of a dividend or interim dividend, in such amount and on such terms as recommended by the Board of Management, against that which shareholders are due to receive in virtue of the provisions of the second paragraph of this Article or against the reserved profit, which shares shall be made available to shareholders in proportion to their shareholdings. The provisions of Article 30 and Article 31, paragraph 2, shall be correspondingly applicable in this respect, without prejudice to the provisions of the seventh and eighth paragraphs of this Article. These shares shall be issued at par value, unless the general meeting of shareholders, on the recommendation of the Board of Management, resolves to issue these shares at a higher price, in which case the provisions of Article 4, paragraph 4, shall be correspondingly applicable.

29.5.	To holders of shares for which share certificates to bearer have been issued and to holders of shares which have been entered in the register of shareholders or in a certain part thereof, the shares referred to in the preceding paragraph of this Article shall be made available in the manner and as from the time to be fixed and made known by the Board of Management for each of these groups of shareholders.

29.6.	In that connection the Board of Management may stipulate that shares which accrue to a holder of one or more shares entered in the register of shareholders in accordance with the provisions of Article 7, paragraph 1, on account of his shareholding thus recorded, shall be made available by entry in the register of shareholders in accordance with the provisions of that paragraph if and in so far as the shareholder has not requested that they be made available in some other way in accordance with the announcement in that respect.

29.7.	The Board of Management may also stipulate in that connection that if a right to a fraction of a share accrues to a holder of one or more shares entered in the register of shareholders or in a certain part thereof on account of his shareholding thus recorded, this right shall be turned into cash by the Company for his account if no disposition with regard thereto has been made by him within a certain time limit.

29.8.	The provisions of Article 31, paragraph 2, shall be correspondingly applicable to the right to claim payment of the proceeds, with the proviso that for the purpose of such application the proceeds shall be deemed to have been first made obtainable on the date on which the shares were first available.

29.9.	The payment of a dividend or interim dividend in cash on registered shares in respect of which share certificates have been issued and in which, with the concurrence of the Company, dealings are allowed on a stock exchange in a country other than the Netherlands, shall be made in the currency of the country concerned, unless the Company is not in a position to do this owing to Government measures or other circumstances outside its control. If in accordance with the provisions of the previous sentence the payment of a dividend or interim dividend takes place in a foreign currency, it shall be converted for that purpose at the rate of exchange to be determined by the Board of Management on a day to be fixed and made known by the Board of Management. This day may not be set earlier than the day on which it is resolved to make the payment and not later than the day which has been fixed for the shares concerned in accordance with the provisions of Article 30, paragraph 1.

Article 30

30.1.	The person entitled to a dividend or an interim dividend on a share which has been entered in the register of shareholders in accordance with the provisions of Article 7, paragraph 1, or on a share in respect of which a share certificate for registered shares has been issued, shall be the person in whose name the share is recorded in the register of shareholders at a time fixed for the purpose by the Board of Management.

30.2.	The person entitled to a dividend or an interim dividend on a share in respect of which a share certificate to bearer has been issued, shall be the person who is the holder of the share at a time fixed for the purpose by the Board of Management. In order to be able to exercise the right to a distribution as referred to in the previous sentence, the person entitled thereto must cause the dividend sheet to be in the custody of a depositary at the time referred to in the previous sentence. For distributions as referred to in this paragraph the Company shall be discharged vis-à-vis the persons entitled thereto by payment to the institution referred to in Article 6, paragraph 3, or to one or more third parties to be designated by this institution and the Company, for the account of the persons in whose name the dividend sheets were in the custody of the depositaries at the aforementioned time.

30.3.	Different times may be fixed for the shares referred to in this Article. Each time thus fixed shall be made known in whatever manner the Board of Management deems effective.

Article 31

31.1.	A dividend or interim dividend shall be obtainable on and after a day to be fixed for the purpose by the Board of Management. Different days may be fixed for the shares in respect of which share certificates to bearer have been issued, for the shares in respect of which share certificates for registered shares have been issued, and for the shares which have been entered in the register of shareholders in accordance with the provisions of Article 7, paragraph 1. Each day thus fixed shall be made known in whatever manner the Board of Management deems effective.

31.2.	The right to claim payment of a dividend or interim dividend on a share shall be forfeit by the expiry of a period of six years from the day on which the dividend or interim dividend on that share or was first made obtainable.

Article 32

The Company may only make profit distributions to the holders of shares in so far as the shareholders’ equity is larger than the amount of the issued capital plus the reserves which have to be held by virtue of the law or these Articles of Association.

Amendment of the Articles of Association or dissolution

Article 33

33.1.	A resolution providing for amendment of these Articles of Association or for dissolution of the Company may only be passed by a majority of at least two-thirds of the votes cast at a general meeting of shareholders at which at least three-quarters of the issued capital is represented. If this last requirement is not fulfilled, a new general meeting of shareholders shall be convened, to be held within eight weeks after the first one. At the second general meeting the resolution providing for amendment of these Articles of Association or for dissolution of the Company may be passed by absolute majority of the votes cast, but irrespective of the proportion of the issued capital which is represented thereat.

33.2.	In the convocation for a general meeting of shareholders at which a resolution providing for the amendment of these Articles of Association or for the dissolution of the Company is to be discussed it must be stated that a copy of that resolution — incorporating the proposed amendments verbatim in the case of a resolution providing for the amendment of these Articles — will be open to inspection by the shareholders at the office of the Company until the end of the meeting and will be obtainable by them free of charge.

Winding-up

Article 34

34.1.	In the event of the dissolution of the Company, the liquidation shall be conducted by the Board of Management, unless the general meeting of shareholders resolves otherwise. For the designation of others the provisions made in these Articles with respect to the nomination for the appointment of members of the Board of Management shall apply.

34.2.	In the resolution providing for dissolution the remuneration shall be fixed which shall be received by the liquidators.

34.3.	The net proceeds of the liquidation after payment of the liquidation expenses and of all debts shall be divided among the shareholders in proportion to the nominal amount of their shares. The provisions of Article 30 shall correspondingly apply to such distribution.

Transitional provisions following from the amendment to the articles of association dated the thirty-first day of May two thousand and two

Article 35

The following stipulations cited from the deed amending the Articles of Association dated the thirty-first day of May two thousand and two remain applicable to the extent that no exchanges or registrations have as yet been made. In such stipulations provisions with respect to priority shares are ignored and Board of Management (directie) and Supervisory Board will be construed as: Board of Management (raad van bestuur).

“Transitional provisions

“Article 42

“1. Every share of N.fl. 1.25 already issued shall be one share of € 0.56.

“2. Every priority share of N.fl. 1,000 already issued shall be one priority share of € 448.

“3. Every certificate for one or more shares of N.fl. 1.25 already issued shall be regarded as a certificate for an equal number of shares of € 0.56.

“4. Every certificate already issued for one or more shares to bearer provided with separate dividend coupons of N.fl. 5 shall be regarded as a certificate for such a number of shares of € 0.56 as shall equal four times the number of shares of N.fl. 5 stated on that certificate.

“5. Every certificate already issued for one or more shares to bearer provided with separate dividend coupons of N.fl. 10 shall be regarded as a certificate for such a number of shares of € 0.56 as shall equal eight times the number of shares of N.fl. 10 stated on that certificate.

“6. Every certificate for one or more shares already issued to bearer provided with separate dividend coupons of N.fl. 20 shall be regarded as a certificate for such a number of shares of € 0.56 as shall equal sixteen times the number of shares of N.fl. 20 stated on that certificate.

“7. Every certificate for a share of N.fl. 1,000 already issued shall be regarded as a certificate for eight hundred shares of € 0.56.

“8. Every certificate for a share or sub-share of N.fl. 100 already issued shall be regarded as a certificate for eighty shares of € 0.56.

“9. Every certificate for one or more registered shares of N.fl. 5 already issued shall be regarded as a certificate for an equal number of shares of € 0.56. Persons in whose name a certificate for one or more shares of N.fl. 5 is entered in the register of shareholders of the Company on the day on which these amended Articles of Association become effective shall be entitled to receive one or more certificates for shares of € 0.56, jointly amounting to three times the number of shares “stated on the certificate.

“10. Every certificate for one or more registered shares of N.fl. 10 already issued shall be regarded as a certificate for an equal number of shares of € 0.56. Persons in whose name a certificate for one or more shares of N.fl. 10 is entered in the register of shareholders of the Company on the day on which these amended Articles of Association become effective shall be entitled to receive one or more certificates for shares of € 0.56, jointly amounting to seven times the number of shares stated on the certificate.

“11. Every certificate for one or more registered shares of N.fl. 20 or N.fl. 50 already issued shall be regarded as a certificate for an equal number of shares of € 0.56. Persons in whose name a certificate for one or more shares of N.fl. 20 or N.fl. 50 is entered in the register of shareholders of the Company on the day on which these amended Articles of Association become effective shall be entitled to receive one or more certificates for shares of € 0.56, jointly amounting to fifteen times the number of shares stated on the certificate.

“Article 43

“Holders of share certificates or sub-share certificates to bearer provided with separate dividend coupons already issued may exchange their share certificates for share certificates to bearer provided with a dividend sheet. The provisions of Article 6, paragraphs 7 and 8, and Article 10 shall correspondingly apply to this exchange. Alternatively, holders of such share certificates or sub-share certificates to bearer may have the shares concerned entered in the register of shareholders after surrender to the Company of those share certificates or sub-share certificates. The provisions of Article 7, paragraph 1, and Article 10 shall correspondingly apply to this registration.

“Article 44

“Except as provided in the previous Article and the following Article, the rights attached to shares for which share certificates or sub-share certificates to bearer provided with separate dividend coupons have already been issued may only be exercised after 31st December, 1997, provided that the exchange or registration referred to in the previous Article has taken place.

“Article 45

“1. The provisions of Article 6, paragraph 11, shall correspondingly apply to already issued share certificates to bearer provided with separate dividend coupons, with the proviso that only share certificates to bearer provided with a dividend sheet can be issued as the new share certificates referred to in that paragraph.

“2. To the person who shows to the satisfaction of the Board of Management that a separate dividend coupon belonging to him, in respect of which any right can already be exercised against the Company, has been lost, stolen or destroyed, there may be distributed whatever has been made obtainable on that dividend coupon.

“Such distribution shall be made upon written application and on terms to be laid down by the Board of Management, with the approval of the Supervisory Board.

“Such a dividend coupon shall become invalid by the distribution of whatever was made obtainable thereon. The aforementioned distribution and the aforementioned effect may be made known at the expense of the applicant in such a manner as the Board of Management and the Supervisory Board may deem advisable. An application as referred to above may be rejected by the Board of Management, after the consent of the Supervisory Board has been obtained.”.

Transitional stipulation to Article 21 concerning indemnification

Article 36

For the application of Article 21, members of the Board of Management and former members of the Board of Management shall be deemed to also include: those persons who were members of the body of management (directie) of the Company and of the body of the Supervisory Board of the Company immediately prior to the deed being executed which amended the Articles of Association in which Article 21 concerning indemnification was introduced.

Transitional stipulation to Article 13 and Article 19 concerning appointment of Directors

Article 37

In deviation from Article 19 paragraph 2 (and in deviation from Article 24 of the Articles of Association of the Company as they read immediately preceding the execution of this deed amending the Articles of Association) the following applies to appointment resolutions adopted by the general meeting of shareholders of the Company held on the twenty-eighth day of June two thousand and five: the binding proposal as referred to in Article 19 paragraph 2 may be drawn up by the combined meeting of the Board of Management (directie) and the Supervisory Board. In deviation from Article 13 paragraph 3 and from Article 19 paragraph 1 the following applies: Directors appointed by the general meeting of shareholders of the Company held on the twenty-eighth day of June two thousand and five: (i) are Non-Executive Directors and (ii) are appointed for a term of office corresponding with the existing “schedule of rotation for retirement” of the Supervisory Board of the Company.

In deviation from Article 13 paragraph 3 the following applies: Directors who were not appointed by the general meeting of shareholders of the Company held on the twenty-eighth day of June two thousand and five are Executive Directors.

Transitional stipulation to Article 3 concerning issued capital

Article 38

At the time this deed amending the Articles of Association is executed, the issued capital of the company amounts to one billion one hundred sixty-six million four hundred and thirty-eight thousand euro (EUR 1,166,438,000) and at the time this deed amending the Articles of Association is executed the then issued one thousand five hundred (1,500) priority shares of four hundred and forty-eight euro (EUR 448) each, are as a consequence of this amendment to the Articles of Association converted into one million two hundred thousand (1,200,000) shares of fifty-six eurocents (EUR 0.56) each, which shares are registered.

This article and its heading shall lapse on the day following the day on which this deed amending the Articles of Association is executed.

The required ministerial declaration of no-objection was granted on the thirtieth day of June two thousand and five, number N.V. 3.522.

The ministerial declaration of no-objection and the documents in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.